FILE NO.  _____________



FORM U-3A-2
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
RULE U-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935
TO BE FILED ANNUALLY PRIOR TO MARCH 1


SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        The claimant, South Jersey Industries, Inc. (the Company), was organized under the laws of the State of New Jersey; its principal location is Number One South Jersey Plaza, Route 54,
Folsom, New Jersey 08037. The Company is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

        The Company owns all of the outstanding common stock of South Jersey Gas Company (Gas Company or SJG), which was organized under the laws of the State of New Jersey. Gas Company's principal location is Number One South Jersey Plaza, Route 54,
Folsom, New Jersey 08037. Gas Company is a public utility company engaged in the purchase, transmission and sale of natural gas for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

        The Company owns all of the outstanding common stock of Energy & Minerals, Inc. (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is Number One
South Jersey Plaza, Route 54, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate, temporary cash investments and the stock of an inactive nonutility subsidiary.

        EMI owns all of the outstanding common stock of South Jersey Fuel, Inc. (Fuel Company), which was organized under the laws of the State of New Jersey. Fuel Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey
08037. Fuel Company is not a public utility company and is presently inactive.

        The Company owns all of the outstanding common stock of South Jersey Energy Company (Energy Company), which was organized
under the laws of the State of New Jersey.   Energy Company's
principal location is Number One South Jersey Plaza, Route 54,
Folsom, New Jersey 08037. Energy Company is not a public utility company. Energy Company provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users.

        The Company owns all of the outstanding common stock of SJ EnerTrade (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country.

        The Company owns all of the outstanding stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of the Company which were merged into R&T in 1997. R&T is presently inactive.

        Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        The Company does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

        The properties of Gas Company used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, two liquefied propane plants, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by Gas Company is stored outside the State and transported when needed). There are 4,652 miles of distribution mains. There are 343 miles of mains in the transmission system. No pipelines of Gas Company deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

        During 1997, Gas Company distributed at retail to residential, commercial and industrial customers 31,330,000 Mcf of natural or manufactured gas and transported 27,782,000 Mcf of natural gas purchased directly by its industrial, residential and commercial customers. Gas Company also sold 2,193,500 Mcf of natural gas at wholesale for resale within the State of New Jersey.

(b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

        None

(c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

        During 1997, Gas Company sold 12,268,600 Mcf of natural gas at wholesale to customers outside the borders of the State of New
Jersey.

        Also, throughput related to capacity release and storage amounted to 36,382,400 Mcf in 1997.

(d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

        During 1997, Gas Company purchased approximately 46,726,900 Mcf of natural gas from out-of-state sources.

        During 1997, Gas Company purchased and had delivered to it approximately 229,656 Mcf of liquefied natural gas for transport by over-the-road truck transport to Gas Company's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        No system company holds any direct or indirect interest in an EWG or foreign utility company.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.


        The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None

EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1998.


                                  SOUTH JERSEY INDUSTRIES, INC.

                                  DAVID A. KINDLICK
                                  Vice President



CORPORATE SEAL

ATTEST:


GEORGE L. BAULIG
Secretary and Treasurer



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



                                  George L. Baulig, Secretary and Treasurer
                                  South Jersey Industries, Inc.
                                  Number One South Jersey Plaza
                                  Route 54
                                  Folsom, New Jersey   08037

EXHIBIT B


FINANCIAL DATA SCHEDULE


Consolidated Financial Data Schedule filed via EDGAR as part of this report on Form U-3A-2.

EXHIBIT C


EWG ORGANIZATIONAL CHART


Not applicable.  See response to Item 4.


SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(In Thousands)

                                              South
                                   South     Jersey      South               Energy &    R & T
                                  Jersey       Gas      Jersey               Minerals,   Group,                Elim.
                                 Industries, Company    Energy       SJ        Inc.       Inc.                   &         Consd.
                                   Inc.      Consd.     Company   EnerTrade   Consd.     Consd.     Total     Adjust.      Total
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
OPERATING REVENUES
  Utility                              $0   $327,548         $0         $0         $0        $0   $327,548       ($71)[C] $327,477
  Nonutility                          309          0     20,515          0      1,259         0     22,083       (993)[C]   21,090
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
      Total Operating Revenues        309    327,548     20,515          0      1,259         0    349,631     (1,064)     348,567
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------

OPERATING EXPENSE
  Gas Purchased for Resale              0    181,166          0          0          0         0    181,166        (48)[C]  181,118
  Operation - Utility                   0     43,059          0          0          0         0     43,059        (23)[C]   43,036
  Operation - Nonutility            1,739          0     21,218          0        293         0     23,250       (114)[C]   23,136
  Maintenance                           8      5,482         10          0          0         0      5,500          0        5,500
  Depreciation                          4     15,963          4          0          9         0     15,980         (2)[D]   15,978
  Current Federal Income Taxes       (570)     5,461       (192)         0        265         0      4,964          0        4,964
  Deferred and Non-Current
   Federal Income Taxes              (217)     6,098        (62)         0        (67)        0      5,752          0        5,752
  Gross Receipts & Franchise
   Taxes                                0     27,808          0          0          0         0     27,808          0       27,808
  Other Taxes                          41      2,515        (34)         0        111         0      2,633          0        2,633
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
      Total Operating Expenses      1,005    287,552     20,944          0        611         0    310,112       (187)     309,925
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
      Operating (Loss)Income         (696)    39,996       (429)         0        648         0     39,519       (877)      38,642

OTHER INCOME
  Dividends from Subsidiaries      41,272          0          0          0          0         0     41,272    (41,272)[A]        0
  Equity in Undistributed
   Earnings of Subs               (21,415)         0          0          0          0         0    (21,415)    21,415 [A]        0
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
      Income(Loss) Before
       Interest Charges            19,161     39,996       (429)         0        648         0     59,376    (20,734)      38,642
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
INTEREST CHARGES
  Long-Term Debt                        0     15,165         34          0          0         0     15,199         (2)[C]   15,197
  Short-Term Debt                     704      2,497          8          0        218         0      3,427       (877)[C]    2,550
  Other                                30        334          0          0          0         0        364          0          364
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
      Total Interest Charges          734     17,996         42          0        218         0     18,990       (879)      18,111
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
Income(Loss) from Continuing
 Operations before Pref Stock
 Dividend Requirements of Subs     18,427     22,000       (471)         0        430         0     40,386    (19,855)      20,531
Pref Stock Dividend Requiremnts
 of Subsidiary                          0      2,102          0          0          0         0      2,102          0        2,102
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------

     Income(Loss) from
      Continuing Operations        18,427     19,898       (471)         0        430         0     38,284    (19,855)      18,429

Equity in Undistributd Earnings
 of Discontinued Subsidiaries      (2,633)         0          0          0          0         0     (2,633)     2,633 [A]        0
(Loss)Income from Discontinued
 Operations - Net                       0          0          0          0     (1,889)       23     (1,866)         0       (1,866)
Loss on Sale of Discontinued
 Operations - Net                       0          0          0          0       (644)     (123)      (767)         0         (767)
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
Net Income(Loss) Applicable to
 Common Stock                     $15,794    $19,898      ($471)        $0    ($2,103)    ($100)   $33,018   ($17,222)     $15,796
                                 =========  =========  =========  =========  =========  ========  =========  =========   ==========

                                  - 8 -


SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(In Thousands)

                                              South
                                   South     Jersey      South               Energy &    R & T
                                  Jersey       Gas      Jersey               Minerals,   Group,                Elim.
                                 Industries, Company    Energy       SJ        Inc.       Inc.                   &         Consd.
                                   Inc.      Consd.     Company   EnerTrade   Consd.     Consd.     Total     Adjust.      Total
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
Balance at Beginning of Period    $48,811    $51,522       $173         $0    $25,780   ($6,456)  $119,830   ($71,087)[B]  $48,743

Net Income(Loss) Applicable to
 Common Stock                      15,794     19,898       (471)         0     (2,103)     (100)    33,018    (17,222)[C]   15,796
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
                                   64,605     71,420       (298)         0     23,677    (6,556)   152,848    (88,309)      64,539

Dividends Declared - Cash          15,501     15,300          0          0     25,972         0     56,773    (41,272)[C]   15,501
                                 ---------  ---------  ---------  ---------  ---------  --------  ---------  ---------   ----------
Balance at End of Period          $49,104    $56,120      ($298)        $0    ($2,295)  ($6,556)   $96,075   ($47,037)     $49,038
                                 =========  =========  =========  =========  =========  ========  =========  =========   ==========

                                  - 9 -

SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(In Thousands)

[A]  Dividends from Subsidiaries                                               $41,272
        Investment in Subsidiaries                                              24,048

                    Equity in Undistributed Earnings of Discontinued Subs                  $2,633
                    Retained Earnings - Dividends Paid - Cash                              41,272
                    Equity in Undistributed Earnings of Subsidiaries                       21,415

     To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

[B]  Retained Earnings - 1/1/97                                                $71,087
       Accumulated Deferred Federal Income Taxes - Noncurrent Liability             60
       Accumulated Depreciation & Depletion - 1/1/97                                16

                    Investment in Subsidiaries                                            $71,019
                    Nonutility Property                                                       144

     To eliminate prior inter-company gain and retained earnings of subsidiaries at 1/1/97 previously recorded by South Jersey Industries, Inc. under the equity method of accounting.

[C]  Operating Revenues - Utility                                                  $71
       Operating Revenues - Nonutility                                             993

                    Gas Purchased for Resale                                                  $48
                    Operating Expense - Utility                                                23
                    Operating Expense - Nonutility                                            114
                    Interest Expense - Short-Term Debt                                        877
                    Interest Expense - Long-Term Debt                                           2

     To eliminate intercompany revenue and expense.

[D]  Accumulated Depreciation & Depletion                                           $2

                    Depreciation, Depletion & Amortization                                     $2

     To eliminate South Jersey Industries, Inc.
     depreciation on Millville property gain.

                                  - 10 -


SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1997
(In Thousands)

                                              South
                                   South     Jersey     South               Energy &    R & T
                                  Jersey       Gas      Jersey              Minerals,   Group,               Elim.
                                 Industries, Company    Energy      SJ        Inc.       Inc.                  &            Consd.
                                   Inc.      Consd.    Company   EnerTrade   Consd.     Consd.     Total    Adjust.         Total
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ---------
ASSETS

 PROPERTY, PLANT & EQUIPMENT
   Utility Plant, orig cost            $0   $618,167        $0         $0         $0        $0   $618,167         $0       $618,167
   Gas Plant Acq Adjustment             0      1,926         0          0          0         0      1,926          0          1,926
   Gas Stored Underground               0      1,322         0          0          0         0      1,322          0          1,322
     Accum Deprec & Amort               0   (167,176)        0          0          0         0   (167,176)         0       (167,176)
   Nonutility Property &
    Equipment, at cost              1,649          0        55          3      1,769         0      3,476       (144)[4]      3,332
     Accum Depreciation &
      Depletion                      (160)         0       (28)        (1)      (862)        0     (1,051)        18 [5]     (1,033)
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
      Property, Plant &
       Equipment - Net              1,489    454,239        27          2        907         0    456,664       (126)       456,538
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 INVESTMENTS
   Investments in Subs            181,453          0         0          0          0         0    181,453   (181,453)[1]          0
   Investment in Affiliate              0          0         0        849          0         0        849          0            849
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
      Total Investments           181,453          0         0        849          0         0    182,302   (181,453)           849
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 CURRENT ASSETS
   Cash & Temp Cash Invest             21      6,596       451        100      5,785       136     13,089          0         13,089
   N/R - Assoc Companies            5,460          0         0          0      8,600     1,539     15,599    (15,599)[3]          0
   N/R - Affiliate                      0          0         0      4,561          0         0      4,561          0          4,561
   Accounts Receivable                  2     30,033     4,648         39        890       345     35,957        (10)[2,8]   35,947
   Unbilled Revenues                    0     17,263         0          0          0         0     17,263          0         17,263
   Provisions for Uncollect             0     (1,032)      (42)         0       (170)     (286)    (1,530)         0         (1,530)
   A/R - Assoc Companies              540         82        19          0        228        13        882       (882)[2]          0
   Natural Gas in Storage,
    Average Cost                        0     23,877         0          0          0         0     23,877          0         23,877
   Materials & Supplies,
    Average Cost                        0      4,509         0          0          0         0      4,509          0          4,509
   Assets Held for Disposal             0          0         0          0          0       622        622          0            622
   Accum Deferred Income Taxes          5        814        20          0          0         0        839       (839)[6]          0
   Prepaid Gross Receipts &
    Franchise Tax                       0        566         0          0          0         0        566          0            566
   Other Prepayments and
    Current Assets                     55      1,661       117          1         28         0      1,862          0          1,862
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
       Total Current Assets         6,083     84,369     5,213      4,701     15,361     2,369    118,096    (17,330)       100,766
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 NON-CURRENT ACCOUNTS
  RECEIVABLE - Merchandise              0      1,449       549          0          0         0      1,998          0          1,998
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 NON-CURRENT ASSETS
   Gross Receipts and
    Franchise Taxes                     0      4,028         0          0          0         0      4,028          0          4,028
   Environmental Remediation
    Costs                               0     73,441         0          0          0         0     73,441          0         73,441
   Accum Deferred Income Taxes        655      6,947       120          0      1,782       702     10,206    (10,206)[7]          0
   Depreciation Flowthrough
    Pre-1976                            0     13,999         0          0          0         0     13,999          0         13,999
   Deferred Fuel Costs - Net            0      3,674         0          0          0         0      3,674          0          3,674
   Def. Post-Retirement
    Benefit Costs                       0      6,150         0          0          0         0      6,150          0          6,150
   Other                                3      8,578         0          0        577         0      9,158          0          9,158
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
       Total Deferred Debits          658    116,817       120          0      2,359       702    120,656    (10,206)       110,450
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
             Total               $189,683   $656,874    $5,909     $5,552    $18,627    $3,071   $879,716  ($209,115)      $670,601
                                 =========  =========  ========  =========  =========  ========  ========= ==========     ==========

                                  - 11 -

SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1997
(In Thousands)


                                              South
                                   South     Jersey     South               Energy &    R & T
                                  Jersey       Gas      Jersey              Minerals,   Group,               Elim.
                                 Industries, Company    Energy      SJ        Inc.       Inc.                  &            Consd.
                                   Inc.      Consd.    Company   EnerTrade   Consd.     Consd.     Total    Adjust.         Total
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
CAPITALIZATION & LIABILITIES

 COMMON EQUITY
  Common Stock SJI
   Par Value $1.25 a share
   Authorized-20,000,000 shares
   Outstanding - 10,771,413
     and 10,756,679 shares        $13,464         $0        $0         $0         $0        $0    $13,464         $0        $13,464
   Common Stock - Subsidiaries          0      5,848        50          1     13,283     1,000     20,182    (20,182)[1]          0
   Premium on Common Stock        110,997    102,817     2,000         99      1,584     7,800    225,297   (114,300)[1]    110,997
   Retained Earnings               49,104     56,120      (298)         0     (2,295)   (6,556)    96,075    (47,037)[1,4,   49,038
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
      Total Common Equity         173,565    164,785     1,752        100     12,572     2,244    355,018   (181,519)       173,499
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 PREFERRED STOCK
   Series A, 4.70%-3,000 shares         0        300         0          0          0         0        300          0            300
   Series B, 8% - 19,242 shares         0      1,924         0          0          0         0      1,924          0          1,924
   8.35% Company-Obligated
    Mandatorily Redeemable -
    1,400,000 shares                    0     35,000         0          0          0         0     35,000          0         35,000
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
      Total Preferred Stock             0     37,224         0          0          0         0     37,224          0         37,224
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 L-T-D (less current maturities
  & sinking fund requirements)          0    175,860       500          0          0         0    176,360          0        176,360
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 CURRENT LIABILITIES
   Notes Payable to Banks               0     45,900         0          0          0         0     45,900          0         45,900
   Current Maturities of L-T-D          0      8,876       118          0          0         0      8,994          0          8,994
   N/P - Associated Companies      10,139          0       165      5,295          0         0     15,599    (15,599)[3]          0
   Accounts Payable                   807     45,098     3,242          0          0         4     49,151         (9)[2,8]   49,142
   A/P to Assoc. Companies            167        484        30        157         33        12        883       (883)[2]          0
   Customer Deposits                    0      5,871         0          0          0         0      5,871          0          5,871
   Accum. Deferred Income Taxes         4      5,536        38          0          9         1      5,588     (5,588)[6,9]        0
   Environment Remediation Cost       108     14,373         0          0      2,030         0     16,511          0         16,511
   Interest Accrued                     0      5,349         0          0          0         0      5,349          0          5,349
   Dividends Declared               3,877         42         0          0          0         0      3,919          0          3,919
   Other Current Liabilities         (123)     2,340        34          0      1,306       536      4,093          0          4,093
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
      Total Current Liabilities    14,979    133,869     3,627      5,452      3,378       553    161,858    (22,079)       139,779
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
 DEFERRED CREDIT & NON-CURRENT
  LIABILITIES
   Pension and Other Post-
    Retirement Benefits Reserve       209     10,798       106          0        410       224     11,747          0         11,747
   Accum Deferred Income Taxes        102     84,072       (76)         0          0        50     84,148     (5,517)[4,6,   78,631
   Investment Tax Credit                0      5,632         0          0          0         0      5,632          0          5,632
   Environment Remediation Cost         0          0         0          0          0         0          0          0              0
   Other                              218     38,027         0          0      2,266         0     40,511          0         40,511
                                      610      6,607         0          0          1         0      7,218          0          7,218
     Total Deferred Credit &     ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
        Non-Current Liabilities     1,139    145,136        30          0      2,677       274    149,256     (5,517)       143,739
                                 ---------  ---------  --------  ---------  ---------  --------  --------- ----------     ----------
           Total                 $189,683   $656,874    $5,909     $5,552    $18,627    $3,071   $879,716  ($209,115)      $670,601
                                =========  =========  ========  =========  =========  ========  ========= ==========     ==========

                                  - 12 -

SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
BALANCE SHEET - DECEMBER 31, 1997
(In Thousands)

[1]  Common Stock - Subsidiaries                                              $20,182
       Premium on Common Stock                                                114,300
       Retained Earnings                                                       46,971

                    Investment in Subsidiaries                                           $181,453

     To eliminate South Jersey Industries, Inc. investment in subs which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                                     $883
       Accounts Payable                                                             3

                     Accounts Receivable - Associated Companies                              $882
                     Accounts Receivable                                                        4

     To eliminate intercompany accounts receivable and payable.

[3]  Notes Payable - Associated Companies                                     $15,599

                     Notes Receivable - Associated Companies                              $15,599

     To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

[4]  Retained Earnings                                                            $84
       Accumulated Deferred Income Taxes - Noncurrent Liability                    60

                     Non-Utility Property                                                    $144

     To eliminate South Jersey Gas Company gain and related deferred taxes on sale of Millville property to South Jersey Industries, Inc.

[5]  Accumulated Depreciation & Depletion                                         $18

                     Retained Earnings                                                        $18

     To eliminate South Jersey Industries, Inc. depreciation on Millville property gain.

[6]  Accumulated Deferred Income Taxes - Current Liability                       $839

                     Accumulated Deferred Income Taxes - Current Asset                       $839

     To net current accumulated DFIT asset and liability

[7]  Accumulated Deferred Income Taxes - Noncurrent Liability                 $10,206

                     Accumulated Deferred Income Taxes - Noncurrent Asset                 $10,206

     To net noncurrent accumulated DFIT asset and liability

[8]  Accounts Payable                                                              $6

                     Accounts Receivable                                                       $6

     To eliminate intercompany gas receivable and payable between South Jersey Gas Company and South Jersey Energy Company.

[9]  Accumulated Deferred Income Taxes - Current Liability                     $4,749

                      Accumulated Deferred Income Taxes - Noncurrent Liab                  $4,749

     To net current and noncurrent accumulated DFIT liability

                                  - 13 -


SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.      Summary of Significant Accounting Practices:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI or the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $1.9 million in 1997 were not required to be eliminated. That amount was capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and is recoverable by SJG through the rate-making process (See Note 13). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Note 6).

Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain commercial and industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). This collection is made on a forecasted basis upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

SJG's tariff also includes a Temperature Adjustment Clause (TAC) and a Remediation Adjustment Clause (RAC). These clauses are designed to reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants, respectively. TAC adjustments affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during the winter season can result in additional billings to customers. RAC adjustments do not directly affect earnings because costs are deferred and recovered through rates over 7-year amortization periods (See
Note 13).

Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

New Accounting Pronouncements - In February 1997, the FASB issued FASB No. 128, "Earnings per Share", which is effective for financial statements for periods ending after December 15, 1997. FASB No. 128 supersedes previous reporting requirements on Earnings per Share (EPS) and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure when those amounts are different. The adoption of FASB No. 128 did not have an impact on the Company's EPS (See Note 4).

In June 1997, the FASB issued FASB No. 130, "Reporting Comprehensive Income". This statement, which establishes standards for reporting and disclosure of comprehensive income, is effective for annual periods beginning after December 15, 1997. The Company currently has no additional items qualifying as other comprehensive income under FASB No. 130 and, therefore, believes its adoption will not have any impact on the Company's financial position on results of operations.

In June 1997, the FASB also issued FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is also effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the reporting of selected information about operating segments in the Company's interim and annual financial statements. The Company is evaluating whether the adoption of this statement will result in any change to its presentation of financial information. The Company expects to adopt FASB No. 131 effective January 1, 1998; however, as permitted by this statement, segment information will not be reported in interim financial statements until 1999.

Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after BPU approval. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1997. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $1.9 million at December 31, 1997, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 8).

On July 14, 1997, legislation reforming the taxation of energy in New Jersey was adopted. The new law eliminates the Gross Receipts & Franchise Tax (equivalent to approximately 13 percent of utility revenue) and replaces it with a combination of taxes.
 Beginning January 1, 1998, retail sales of natural gas and electricity and utility services, including transportation, will be subject to the 6 percent State Sales and Use Tax. Utilities will also be subject to the 9 percent State Corporation Business Tax on income before taxes. To bridge the revenue gap created by the new tax law, the State will impose a Transitional Energy Facilities Assessment (TEFA) on volumes of gas sold and transported. The TEFA will be phased out over a 5-year period beginning January 1, 1999 and ending January 1, 2003. It is expected that the revised tax policy will eliminate tax disparities between utility and non-utility suppliers, providing fair competition and lower energy costs for the consumer. The adoption of the new legislation will not materially affect the Company's financial position, results of operations or liquidity (See Note 6).

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.      Divestitures and Affiliations:

Divestitures  -  On December 3, 1996, Energy & Minerals, Inc.
(EMI), a subsidiary of SJI, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, in a cash transaction for approximately $55.3 million. The net book value of assets sold was approximately $27.9 million. Cash, certain real estate and other miscellaneous assets, along with certain liabilities, remaining after the sale were transferred to the books of EMI (See Note 13). The sale price was subject to customary post-closing entries resulting in a downward adjustment of $0.6 million which was recorded in 1997.

In December 1996, the Company developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. (R & T) and its five subsidiaries. As a result, the Company recognized a net loss of $2.4 million, net of applicable income tax credits of $1.3 million, on the planned disposition of R & T's assets. Additionally, in two separate sales on January 9, 1997, and on April 4, 1997, R & T sold all of its operating assets, except certain real estate. The aggregate proceeds from these sales, approximately $3.5 million, approximated the net book value of the assets at the date of sale. Associated disposal costs of $189,500, or $123,200 after taxes, are included in the consolidated income statement for 1997. These losses are reflected in the consolidated income statement under the caption "Net (Loss)Gain on the Disposal of Discontinued Operations".

In 1997, the Company performed additional testing to arrive at an estimate of the cost to perform environmental cleanup and remediation of properties owned by South Jersey Fuel, Inc.
(SJF), a subsidiary of EMI, as part of its previously operated fuel oil business. Also in 1997, SJ EnerTrade, Inc. (EnerTrade) was created as a direct subsidiary of SJI to assume SJF's gas marketing activity, including its affiliation with South Jersey Resources Group LLC (SJRG). The gas marketing activities are shown as part of continuing operations; the environmental remediation activity related to properties used in the previously operated fuel oil business are reported as part of discontinued operations consistent with the reporting in previous years of other costs related to the discontinued fuel oil business (See also Note 13).

Summarized operating results of the discontinued operations for 1997 were (in thousands):

     Operating Revenues:
       Sand Mining                                    $    -
       Construction                                    4,928
                                                      ------
           Total Operating Revenues                   $4,928
                                                      ======
     (Loss) Income before Income Taxes:
       Sand Mining                                   $(1,257)
       Construction                                       39
       Fuel Oil (See Note 13)                         (1,725)
       Income Tax Credits                              1,077
                                                     -------
     Loss from Discontinued Operations               $(1,866)
                                                     =======

     Loss per Common Share from Discontinued
      Operations                                      $(0.17)
                                                     =======

Affiliations - On April 1, 1996, SJF and Union Pacific Fuels, Inc. joined efforts in the formation of SJRG, to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. EnerTrade currently holds a 50 percent non-controlling interest in this affiliation and, accordingly, accounts for the investment under the equity method.

3.      Preferred Stock and Securities of Subsidiary:

Redeemable Cumulative Preferred Stock - SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock. If four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of SJG's directors.

Mandatorily Redeemable Preferred Securities - On May 2, 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), established in the State of Delaware on March 24, 1997, sold $35.0 million of 8.35 percent SJG-guaranteed Mandatorily Redeemable Preferred Securities. The Trust holds as its only asset the 8.35 percent Deferrable Interest Subordinated Debentures issued by SJG which mature on April 30, 2037, which is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at the option of SJG at a redemption price equal to 100 percent of the principal amount thereof at any time on or after April 30, 2002.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued. The Company has registered and reserved for the issuance of 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the Company's Shareholder Rights Plan (See Note 4).

4.      Common Stock:

The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:


     Beginning of Year                                  10,756,679
     New Issues During Year:
       Employees' Stock Ownership Plan                       4,770
       Stock Option & Stock Appreciation Rights Plan         9,514
       Directors' Restricted Stock Plan                        450
                                                        ----------
     End of Year                                        10,771,413
                                                        ==========

The par value ($1.25 per share) of the stock issued in 1997 was credited to common stock and the net excess over par value of approximately $0.5 million was credited to Premium on Common
Stock.

Effective January 1, 1996, the Company adopted FASB No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based compensation. However, the Company has elected, as permitted by the statement, to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, there was no impact from the adoption of FASB No. 123 on the Company's financial statements. The Company determined that the pro forma effect of adoption of the fair value based method of accounting on net income and earnings per share would be immaterial for the year ended December 31, 1997.

Stock Option and Stock Appreciation Rights Plan - Under this plan, not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1997, the Company had 13,060 options outstanding exercisable at prices from $17.89 to $24.69 per share. During 1997, 4,311 options were exercised, at prices from $17.16 to $17.89 per share. In addition, during 1997, 17,619 options were surrendered for the issuance of 5,203 shares. No options were granted in 1997. No stock appreciation rights were issued under the plan. The stock options outstanding at December 31, 1997, did not have an effect on the earnings per share calculations (See Note 1).

Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Shares of common stock offered through the DRP are currently purchased in the open market. All shares offered through the ESOP are issued directly by the Company. As of December 31, 1997, 208,647 and 35,371 shares of authorized, but unissued, Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

Directors' Restricted Stock Plan - On September 20, 1996, the Board of Directors adopted a restricted stock plan. Under this plan, an initial award of 13,800 shares was granted on December 4, 1996, at a market value of $24.00 per share. The plan also provides for annual awards and, in December 1997, 450 additional shares were granted. Initial awards will vest over a 5-year period, with 20 percent of such awards vesting per year. Annual awards will vest on the third anniversary of each award. Shares issued as restricted stock are held by the Company until the attached restrictions lapse. The market value of the stock on the date granted is recorded as compensation expense over the applicable vesting period.

Shareholder Rights Plan - On September 20, 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on October 11, 1996. Each entitles its holder to purchase 1/1000 of one share of Series A Stock at an exercise price of $90 (See Note 3).

The rights plan provides that when a person or group acquires 10 percent or more of the Company's common stock, each of the rights (except for those held by the 10 percent holder) becomes the right upon payment of the exercise price to receive that number of shares of the Company's common stock, or common stock of the acquiring company, which have a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $.001 per right at any time prior to the time the acquiring person or group reaches the 10 percent threshold. If the rights are not exercised or redeemed by September 20, 2006, they will expire.

5.      Federal Income Taxes:

Income tax expense applicable to operations for 1997 differs from the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for the following reasons (in thousands):


  Tax at Statutory Rate                                         $ 10,260
  (Decrease)Increase Resulting from:
    Amortization of Investment Tax Credits (ITC)                    (393)
    Liberalized Depreciation Under Book
     Depreciation on Utility Plant                                   664
    Other - Net                                                      185
                                                                --------
  Federal Income Taxes as reported on the
   Statements of Consolidated Income                              10,716
  Tax Associated with Discontinued Operations                       (674)
                                                                --------
  Net Federal Income Taxes                                      $ 10,042
                                                                ========


  The provision for Federal Income Taxes for 1997 is comprised of the following (in thousands):

  Current                                                        $ 4,964

  Deferred:
    Excess of Tax Depreciation Over Book Depreciation - Net        4,162
    Deferred Fuel Costs                                              349
    Environmental Remediation Costs - Net                          1,903
    Amortization of Gross Receipts Taxes                            (140)
    Alternative Minimum Tax                                         (304)
    Other - Net                                                      175
                                                                 -------
        Total Deferred                                             6,145
                                                                 -------

    ITC                                                             (393)
                                                                 -------
    Federal Income Taxes as reported
     on the Statements of Consolidated Income                     10,716
    Tax Associated with Discontinued Operations                     (674)
                                                                 -------
        Net Federal Income Taxes                                 $10,042
                                                                 =======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1997, are as follows (in thousands):


  Deferred Tax Liabilities:
    Tax Depreciation Over Book Depreciation               $ 62,945
    Difference Between Book and Tax Basis of Property        5,579
    Deferred Fuel Costs                                      5,078
    Deferred Regulatory Costs                                  996
    Environmental Remediation Costs                          7,463
    Excess Protected                                         3,485
    Gross Receipts Taxes                                     1,424
    Other                                                    1,204
                                                          --------
        Total Deferred Tax Liabilities                      88,174
                                                          --------

  Deferred Tax Assets:
    Alternative Minimum Tax                                  1,542
    ITC Basis Gross Up                                       3,004
    Other                                                    4,997
                                                          --------
        Total Deferred Tax Assets                            9,543
                                                          --------
            Net Deferred Tax Liability                    $ 78,631
                                                          ========


6.      Recent Regulatory Actions:

On June 20, 1996, SJG received approval from the BPU to recover environmental remediation costs incurred during the 2-year period ended July 31, 1995, totaling $1.5 million, net of insurance recoveries. On July 31, 1996 and 1997, SJG made its annual filings with the BPU to recover remediation costs expended during the period of August 1995 through July 1997 totaling $1.6 million. Both filings were subsequently updated and are still pending at the BPU (See Note 13).

On September 6, 1996, SJG made its annual LGAC and TAC filings with the BPU proposing a decrease to the LGAC of $1.4 million and a credit resulting from the TAC of $2.5 million. The TAC credit resulted from significantly colder weather in SJG's service area during the TAC period running from October 1, 1995 through May 31, 1996. The BPU approved the revenue reduction for the TAC credit on January 27, 1997. While customers received the credit in their bills during 1997, the earnings impact was reflected in the 1996 results of operations.

On January 27, 1997, the BPU granted SJG a base rate increase of $6.0 million based on a 9.62 percent rate of return on rate base, which included an 11.25 percent return on common equity. The majority of this increase comes from residential and small commercial customers. Part of the increase is recovered from new miscellaneous service fees which charge specific customers for costs they cause SJG to incur. Additionally, SJG is now allowed to retain the first $5.5 million of pre-tax margins generated by interruptible and off-system sales and transportation and 20 percent of pre-tax margins above that level. In 1998, this $5.5 million threshold will increase by the annual revenue requirement associated with specified major construction projects. These sharing formula improvements are expected to result in additional rate relief of approximately $0.3 million in 1998 and $1.8 million in 1999.

As part of the tariff changes approved in the rate case, SJG initiated its pilot program in April 1997, giving residential customers a choice of gas supplier. During the enrollment period, which ended June 30, 1997, nearly 13,000 residential customers applied for this service. Transportation of gas for these customers began on August 1, 1997. Participant's bills are reduced for certain cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in SJG's gas costs and taxes under SJG's BPU-approved fuel clause. The program does not affect its net income, financial condition or margins. In addition, because the program affects only 5 percent of SJG's residential customers, any reduction in revenue is not material. Also, SJG further expanded the choices available to commercial and industrial customers, including a new transportation tariff providing savings to qualified customers.

On May 5, 1997, SJG filed with the BPU to update rates related to appliance service charges, including a profit margin. The new rates are competitive with other service providers in New Jersey and are designed to increase earnings and cash flows to SJG over the current rates. The filing is pending.

On May 13, 1997, SJG filed to recover additional post-retirement benefit costs of approximately $1.3 million annually. This recovery was approved on December 17, 1997, and began January 1, 1998 (See Note 9).

On September 9, 1997, SJG filed with the BPU to adjust rates by replacing the current State Gross Receipts and Franchise Tax components with a Sales and Use Tax, a Corporation Business Tax and a Transitional Energy Facilities Assessment. The new rates became effective January 1, 1998, on an interim basis subject to refund upon final BPU order which is expected in early 1998.

On September 12, 1997, SJG made its annual LGAC, TAC and Demand Side Management Clause (DSMC) filings with the BPU for the period November 1997 through October 1998. In this filing, SJG requested an increase in the annual level of LGAC recovery of $4.7 million which is inclusive of the $1.4 million proposed decrease filed in 1996. It also requested that the 1996-1997 filing be resolved simultaneously with this filing. Both filings are still pending at the BPU.

7.       Segments of Business:

Information about the Company's operations in different industry segments for 1997 is presented below (in thousands):

     Operating Revenues:
       Gas Utility Operations                     $327,548
       Other Industries                             22,083
                                                  --------
           Total                                   349,631

       Intersegment Sales                           (1,064)
                                                  --------
           Consolidated Operating Revenues        $348,567
                                                  ========

     Operating Income:
       Gas Utility Operations                     $ 51,555
       Other Industries                               (942)
                                                  --------
           Total                                    50,613

       Federal Income Taxes                        (10,716)
       General Corporate Expense                    (1,255)
                                                  --------
           Total Operating Income                 $ 38,642
                                                  ========

     Depreciation, Depletion and Amortization:
       Gas Utility Operations                     $ 17,867
       Other Industries                                 18
       Discontinued Operations                         227
                                                  --------
           Total                                  $ 18,112
                                                  ========
     Property Additions:
       Gas Utility Operations                     $ 48,533
       Other Industries                                141
       Discontinued Operations                           1
                                                  --------
           Total                                  $ 48,675
                                                  ========
     Identifiable Assets:
       Gas Utility Operations                     $649,113
       Other Industries                             11,322
       Discontinued Operations                       2,993
                                                  --------
           Total                                   663,428

     Corporate Assets                               23,664
     Intersegment Assets                           (16,491)
                                                  --------
           Total Assets                           $670,601
                                                  ========

Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other industries include the natural gas and electric acquisition and transportation service companies (See Note 2).

Total operating revenues by industry segment include both sales to unaffiliated customers, as reported in the Company's statements of consolidated income, and intercompany sales, which are accounted for at the fair market value of the goods or services rendered.

Operating income is total revenues less operating expenses, Federal Income Taxes, and general corporate expenses, as shown on the statements of consolidated income.

Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash equivalents, land, buildings and equipment held for corporate use.

8.      Regulatory Assets and Deferred Credits - Federal and Other
        Taxes:

The primary asset created as a result of adopting FASB No. 109, "Accounting for Income Taxes", was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates. As a result of positions taken in the 1994 rate case, the amortization of the regulatory asset is being recovered through rates over an 18-year period which began in December 1994.

The ITC attributable to SJG was deferred and continues to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

Effective March 1, 1978, SJG began and continued to accrue through 1991 for Gross Receipts and Franchise Taxes (GRAFT) on current revenues rather than on the previous basis of prior period revenues. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, New Jersey adopted GRAFT legislation accelerating tax payments, the carrying costs on which are being recovered from ratepayers. The legislation also changed the basis of the tax to gas volumes rather than percentage of revenue (See Note 1).

9.      Retirement Benefit Plans & Other:

Pensions - SJI and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement.
The companies pay the entire cost of the plans. Approximately 53 percent of the plans' assets are invested in securities which provide for fixed income and a return of principal. The remaining assets are invested in professionally managed common stock portfolios. Net periodic pension cost for 1997, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components
(in thousands):


     Service cost - benefits earned during the period     $  1,960
     Interest cost on projected benefit obligation           3,820
     Actual return on plan assets                           (6,103)
     Net amortization and deferral                           3,157
                                                          --------
           Net periodic pension cost                      $  2,834
                                                          ========
     Assumptions as of December 31 were:
     Discount rate                                            7.25%
     Rate of increase in compensation levels                   4.1%
     Expected long term rate of return on assets               8.5%


Due to the positive performance of the capital markets in 1997, the actual return on plan assets increased significantly compared with prior years. In accordance with FASB 87, "Employers' Accounting for Pensions", the amounts in excess of the expected return of 8.5 percent is deferred and will be recognized over future periods.

A reconciliation of the funded status of the plans to the amount recognized in the consolidated balance sheet for 1997 is presented below (in thousands):

     Actuarial present value of plan benefits
       Vested benefits                                   $(44,885)
       Non-vested benefits                                   (291)

     Impact of estimated future compensation changes      (11,577)
                                                         --------

     Projected plan benefits                              (56,753)
     Plan assets at fair value                             46,875
                                                         --------

     Projected plan benefits in excess of plan assets      (9,878)
     Unrecognized net loss                                  3,312
     Unrecognized prior service costs                       3,514
     Unrecognized net obligation at January 1                 430
                                                         --------

     Net Pension liability recognized in the
      consolidated balance sheet                         $ (2,622)
                                                         ========


Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. The Company elected to recognize the unfunded transition obligation over a 20-year period.

The majority of the Company's costs apply to SJG, which previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established to fund a portion of the obligation recovered from ratepayers as a part of the BPU settlement. Gross contributions to this trust totaled $2.0 million in 1997. SJG was also authorized to continue recording a regulatory asset for the amount by which the cost exceeded the level recovered in rates. The balance of this regulatory asset, which amounted to approximately $6.1 million at December 31, 1997, will be recovered from ratepayers over a 15-year period beginning January 1, 1998, as approved by the BPU in December 1997. At that time, the BPU also approved full recovery of the net periodic benefit costs. The additional annual recovery of approximately $1.3 million will be contributed to the external trust and provides no operating benefit to SJG except to the extent that trust income would reduce future net postretirement benefit costs (See Note 6).

A reconciliation of the accumulated postretirement benefit obligation to the amount recognized in the Consolidated Balance
Sheet for 1997 is presented below (in thousands):

     Service cost - benefits earned during the period       $  994
     Actual return on plan assets                             (272)
     Interest cost on accumulated postretirement benefit
      obligation                                             1,579
     Amortization of transition obligation                     796
                                                            ------
           Subtotal                                          3,097

     Other Adjustments                                           -
                                                            ------
           Net postretirement benefit costs as reported
            in the consolidated Financial Statements        $3,097
                                                            ======

The amount expensed in 1997 was $1.5 million.

The following table sets forth the life and health care plans' funded status at December 31, 1997. Actuarial present value of accumulated postretirement benefit obligations (in thousands):

     Retirees                                          $ (5,631)
     Other active plan participants                     (18,393)
                                                       --------
     Accumulated postretirement benefit obligation      (24,024)
     Fair value of plan assets                            4,403
                                                       --------
     Accumulated postretirement benefit obligation
      in excess of plan assets                          (19,621)

     Unrecognized net loss                                  701

     Unrecognized transition obligation                  11,947
                                                       --------
     Postretirement benefit liability recognized
      in the consolidated balance sheet                $ (6,973)
                                                       ========


The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1997, are as follows: Medical and Drug - 7.4 percent for participants age 65 or older and 10.15 percent for participants under age 65 in 1997, both grading to 5.75 percent in 2008. Dental - 7.42 percent in 1997, grading to 5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1997, would be increased by $3.4 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.5 million. An assumed discount rate of 7.25 percent and an expected return on plan assets of 8.5 percent were used in determining the accumulated postretirement benefit obligation as of December 31, 1997.

Employment Contracts - With the death of the Company's president in 1997, certain benefits became payable under the provisions of his employment contract. The total of these benefits, approximately $1.5 million, has been accrued as of December 31, 1997. Under a separate contract, life insurance proceeds of approximately $0.2 million payable to the Company were also recorded. The benefit expense is reflected in the statement of consolidated income for the year 1997 under the caption "Operation and Maintenance - Utility".

10.      Financial Instruments:

Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1997, is estimated to be $205.8 million (carrying amount $185.4 million). This is estimated based on the interest rates available to the Company at year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

Other Financial Instruments  -  The carrying amounts of the
Company's other financial instruments approximate their fair values at December 31, 1997.

11.     Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1997, were approximately $84.1 million. Borrowings under these lines of credit are at market rates. The weighted cost of such borrowings, which usually changes each business day, approximated 6.06 percent at December 31, 1997. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

12.      Retained Earnings:

There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of SJG. The Company's aggregate equity in its subsidiaries' retained earnings which is free of these restrictions was approximately $47.1 million as of December 31, 1997.

13.     Commitments and Contingencies:

Construction Commitments - The estimated cost of construction and environmental remediation programs of SJI and its subsidiaries for the year 1998 aggregates $63.9 million and, in connection therewith, certain commitments have been made.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation, and gas storage service. The earliest expiration of any of the gas supply contracts is 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to its suppliers for all of these services is approximately $4.6 million per month which is recovered on a current basis through the LGAC.

Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million, including interest. Management believes that charges to the casinos were based on applicable tariffs and that the casinos were not qualified under less expensive rate schedules, as claimed. Management believes that the ultimate impact of these actions will not materially affect the Company's financial position, results of operations or liquidity.

Environmental Remediation Costs - The Company incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. SJG terminated manufactured gas operations at all sites more than 35 years ago. SJI and certain of its nonutility subsidiaries have also recorded costs for environmental remediation of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

Since the early 1980s, the Company has recorded environmental remediation costs of $96.2 million, of which $39.2 million was expended as of December 31, 1997. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG's sites will range from $52.4 million to $165.6 million. The lower end of this range was recorded as a liability and is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods as authorized by the BPU. Amounts accrued for future expenditures were not adjusted for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1997. SJG first used these proceeds to offset legal fees incurred in connection with those recoveries and used the excess to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site specific requirements.

The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded
$90.2 million for the remediation of these sites, of which $37.8 million was expended through December 31, 1997.

As a result of the 7-year RAC recovery mechanism, SJG does not expense environmental remediation costs when incurred and defers costs to be recovered. SJG has two regulatory assets associated with environmental cost. The first regulatory asset is titled "Environmental Remediation Cost: Expended - Net". These expenditures represent actual cost incurred to remediate former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation". The BPU allowed recovery of these expenditures through July 1995 and petitions to recover these costs through July 1997 are pending (See Note 6).

The other regulatory asset titled "Environmental Remediation
Cost: Liability for Future Expenditures" relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies". This amount, which relates to former manufactured gas plant sites was recorded as a deferred debit with the corresponding amount reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities, as appropriate. The deferred debit is a regulatory asset under FASB No. 71, because the BPU's intent, as evidenced by its current practice, is to provide recovery sufficient to recover the deferred costs after they are expended.

SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1997, SJG's unamortized remediation expenditures of $21.0 million are reflected on the balance sheet under the caption "Regulatory and Other Non-Current Assets". Since BPU approval of the RAC mechanism in August 1992, SJG recovered
$12.6 million through rates as of December 31, 1997 (See Note 6).

With Morie's sale, EMI assumed responsibility for environmental liabilities which are currently estimated to range between $2.8 million and $15.5 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, therefore, EMI continues to accrue the lower end of the range. The 1997 increase in the accrual of $0.8 million, $0.5 million after taxes, is included in the consolidated income statement under the caption "(Loss)Income from Discontinued Operations - Net".

As a result of additional testing performed during 1997, both SJI and the discontinued operations of SJF have also estimated their potential exposure for the future environmental remediation of four sites where fuel oil operations had been conducted years ago. Estimates for SJI's site range between $0.3 million and $1.1 million while SJF's estimated liability ranges from $1.5 million to $4.2 million for the remaining three sites. The lower end of these ranges have been recorded and are reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1997. SJI's charge is included in the statement of consolidated income as operating expense while SJF's charge is reflected under the caption "(Loss)Income from Discontinued Operations - Net" (See Note 2).

                    South Jersey Industries, Inc.

                         Index to Exhibits


      Exhibit Number                   Description

           27               Financial Data Schedule (Exhibit B)

                            (Submitted only in electronic format
                            to the Securities and Exchange Commission).